VNUE, INC.

104 West 29th Street, 11th Floor

New York, NY 10001

(833) 937-5493

June 21, 2023

CORRESPONDENCE FILED ON EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 4561

Re:	VNUE, Inc. (referred to herein as the “Registrant”) Registration Statement filed on Form S-1 Originally filed on June 16, 2023; Amendment Number 1 filed on June 21, 2023 File No. 333-272716

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, VNUE, Inc. (the “Registrant”,) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-272716) filed originally on June 16 2023 (the “Registration Statement”) and Amendment Number 1 filed on June 21, 2023, so that it may become effective at 3 p.m., Eastern Daylight Time on June 23, 2023, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should there be any questions or concerns regarding this request, please direct such request to our Securities Counsel, Frederick M. Lehrer of Frederick M. Lehrer, P. A., at flehrer@securitiesattorney1.com.

Sincerely yours,

/s/ Zach Bair
Zach Bair Chief Executive Officer